EXHIBIT 99.2

VIA SEDAR

May 4, 2023

Subject:	Gildan Activewear Inc. (the “Corporation”)

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the virtual annual and special meeting of shareholders of the Corporation held on May 4, 2023 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the Scrutineers’ report, shareholders were present at the Meeting, or represented by proxy, representing 157,077,041 common shares or 87.36% of the 179,795,788 shares outstanding on the March 6, 2023 record date for the Meeting.

1.	Appointment of Auditors

An electronic ballot was conducted with respect to the appointment of the auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

	VOTES FOR	%	VOTES WITHHELD	%
Appointment of Auditors	142,621,232	90.81%	14,429,663	9.19%

2.	Election of Directors

An electronic ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES AGAINST	%
Donald C. Berg	150,038,684	96.93%	4,755,753	3.07%
Maryse Bertrand	152,992,037	98.84%	1,802,398	1.16%
Dhaval Buch	153,107,886	98.91%	1,686,549	1.09%
Marc Caira	153,101,747	98.91%	1,692,688	1.09%
Shirley E. Cunningham	150,410,559	97.17%	4,383,877	2.83%
Charles M. Herington	150,818,760	97.43%	3,975,675	2.57%
Luc Jobin	151,481,080	97.86%	3,313,358	2.14%
Craig A. Leavitt	151,520,464	97.88%	3,273,973	2.12%
Anne Martin-Vachon	151,098,413	97.61%	3,696,022	2.39%
Glenn J. Chamandy	154,162,414	99.59%	632,023	0.41%

3.	Adoption and Ratification of Shareholder Rights Plan

An electronic ballot was conducted with respect to the adoption and ratification of the Shareholder Rights Plan. According to proxies received and ballots cast, the adoption and ratification of the Corporation’s Shareholder Rights Plan was approved with the following results:

	VOTES FOR	%	VOTES AGAINST	%
Adoption and Ratification of Shareholder Rights Plan	146,143,419	94.41%	8,651,019	5.59%

4.	First Amendment to Long-Term Incentive Plan

An electronic ballot was conducted with respect to the approval of the increase of the amount of common shares authorized for issuance under the Long-Term Incentive Plan. According to proxies received and ballots cast, the first amendment to the Long-Term Incentive Plan was approved with the following results:

	VOTES FOR	%	VOTES AGAINST	%
First Amendment to Long-Term Incentive Plan	150,373,340	97.14%	4,421,097	2.86%

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5.	Second Amendment to Long-Term Incentive Plan

An electronic ballot was conducted with respect to the approval of the amendment to the amendment provisions of the Long-Term Incentive Plan. According to proxies received and ballots cast, the second amendment to the Long-Term Incentive Plan was approved with the following results:

	VOTES FOR	%	VOTES AGAINST	%
Second Amendment to Long-Term Incentive Plan	149,440,922	96.54%	5,353,513	3.46%

6.	Advisory Vote on Executive Compensation

An electronic ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, a majority of shareholders voted for the non-binding Advisory Vote on Executive Compensation, as per the following results:

	VOTES FOR	%	VOTES AGAINST	%
Advisory Vote on Executive Compensation	146,177,931	94.43%	8,616,502	5.57%

7.	Shareholder Proposal

An electronic ballot was conducted with respect to the adoption of a shareholder proposal submitted by the BC General Employees’ Union. According to proxies received and ballots cast, a majority of shareholders voted against the shareholder proposal, as per the following results:

	VOTES FOR	%	VOTES AGAINST	%
Shareholder Proposal	17,215,117	11.12%	137,579,319	88.88%

Yours truly,

/s/ Michelle Taylor
Michelle Taylor
Vice-President, General Counsel and Corporate Secretary

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